700 Sixth Street, NW, Suite 700 Washington, DC 20001-3980 202.383.0100 FAX 202.637.3595 www.sutherland.com

CYNTHIA M. KRUS

DIRECT LINE: 202.383.0218

E-mail: Cynthia.krus@sutherland.com

October 5, 2015

U.S. Securities and Exchange Commission

Division of Investment Management

Attention: Mr. James E. O’Connor, Senior Counsel

Ms. Christina D. Fettig, Senior Accountant

100 F Street, NE

Washington, DC 20549

Re:	Pre-Effective Amendment No. 1 to the Registration Statement on Form N-2 (File No. 333-203511) filed by Hercules Technology Growth Capital, Inc. on June 8, 2015 (the “Registration Statement” or “Shelf Registration Statement”)

Dear Mr. O’Connor and Ms. Fettig:

On behalf of Hercules Technology Growth Capital, Inc. (the “Fund”), set forth below is the Fund’s response to the oral comments provided by the staff of the Division of Investment Management (the “Staff”) of the Securities and Exchange Commission (the “SEC”) to the Fund on June 26, 2015 regarding Pre-Effective Amendment No. 1 to the Fund’s Registration Statement and the prospectus contain therein (the “Prospectus”). The Staff’s comments are set forth below in italics and are followed by the Fund’s responses.

Prospectus

Senior Securities, page 149

1.

Comment: We refer the Fund to the Staff’s prior comment no. 9. Please provide the calculations for the “asset coverage per unit” for each class of senior securities outstanding at 12/31/14. Please confirm supplementally whether the asset coverage per unit for the Fund’s Senior Convertible Notes was calculated using the par value of outstanding debt. We note that footnotes 4 and 5 to the Senior Securities Table indicate that the Fund has received exemptive relief to exclude debt issued by the Fund’s SBIC subsidiaries from the Fund’s asset coverage ratio. Please confirm

U.S. Securities and Exchange Commission

Attention: Mr. James O’Connor, Senior Counsel

Ms. Christina D. Fettig, Senior Accountant

supplementally that this debt is guaranteed by the SBA. Further, we note that despite this exemptive relief, the Fund provides the asset coverage per unit for debt issued by its SBIC subsidiaries. Please confirm supplementally whether the Fund has included this amount in its calculation of the asset coverage per unit of total senior securities. Additionally, please confirm supplementally that the Fund’s asset coverage percentage has not fallen below 200% during the periods presented in the table. Finally, please confirm supplementally whether any changes to the Senior Securities Table require the Fund’s independent registered public accounting firm to re-issue its report on the Senior Securities Table.

Response: The Fund acknowledges the Staff’s comment and has provided the calculations for the “asset coverage per unit” for each class of senior securities outstanding at 12/31/14 as an attachment to the response letter.

As previously noted, the Fund informs the Staff that the “asset coverage per unit” for each class of senior securities outstanding as disclosed in the Registration Statement for historical periods, was calculated as the Fund’s consolidated total assets divided by the total amount outstanding for each senior security class multiplied by $1,000. The Fund has revised its disclosure for all current and future periods such that “asset coverage per unit” is calculated as the Fund’s consolidated total assets, less all liabilities and indebtedness not represented by senior securities divided by senior securities representing indebtedness multiplied by $1,000.

The Fund informs the Staff on a supplementary basis that it has not revised the calculation of asset coverage per unit for the Fund’s Senior Convertible Notes using the par value of outstanding debt for previously reported periods covered by our independent registered public accounting firms report due to the immaterial nature of the change. On a going-forward basis, beginning with the unaudited period ended June 30, 2015, the Fund undertakes to revise its disclosure in response to the Staff’s comment for the calculation of asset coverage per unit for all senior securities outstanding. The Fund has consulted with its independent registered public accounting firm and does not consider the existing changes to warrant the need to re-issue its report on the Senior Securities Table.

The Fund informs the Staff on a supplementary basis that the debentures held in our SBIC entities are guaranteed by the SBA. The fund confirms that it has included the debt held within our SBIC entities in its calculation of the asset coverage per unit of total senior securities.

U.S. Securities and Exchange Commission

Attention: Mr. James O’Connor, Senior Counsel

Ms. Christina D. Fettig, Senior Accountant

The Fund confirms that it has not fallen below 200% during the periods presented in the table.

The Fund further clarifies that it was in compliance with the 200% asset coverage test at all times covered by the table and would have been if the test had been calculated using the gross amount of its Convertible Senior Notes and adjusting for the reduction in non-senior securities representing indebtedness from total assets.

The Fund informs the Staff on a supplementary basis that it has included the SBA debentures in its total senior securities and asset coverage per unit for each period presented in the senior securities table. However, the Fund did not include its SBA debentures when calculating the 200% test given its exemptive relief.

The Fund believes the exemptive relief allows it to exclude its SBA debt when calculating the 200% test, however, the relief does not necessarily redefine the SBA debentures classification as a senior security. Said plainly, it is still considered a senior security, thus included in the table, but exempt from the calculation of the 200% test as the debentures are guaranteed by the SBA.

The Fund references Footnote (7) and (8) of its disclosure as an attempt to clarify the distinction, which states:

(7) “The total senior securities and Asset Coverage per Unit shown for those securities do not represent the asset coverage ratio requirement under the 1940 act because the presentation includes senior securities not subject to the asset coverage requirements of the 1940 Act as a result of exemptive relief granted to us by the SEC. As of June 30, 2015 our asset coverage ratio under our regulatory requirements as a business development company was 265.4% excluding our SBA debentures as a result of our exemptive order from the SEC which allows us to exclude all SBA leverage from our asset coverage ratio.”

(8) “As noted in footnote 7 above, the total senior securities and Asset Coverage per Unite shown does not represent the asset coverage ratio requirement under the 1940 Act because the presentation includes senior securities not subject to the asset coverage requirements of the 1940 Act as a result of exemptive relief granted to us by the SEC. Including our SBA debentures, in accordance with our exemption order from the SEC, our asset coverage ratio as of December 31, 2012 was 296.8%.”

U.S. Securities and Exchange Commission

Attention: Mr. James O’Connor, Senior Counsel

Ms. Christina D. Fettig, Senior Accountant

The Fund informs the Staff on a supplemental basis that the numbers used in the calculation of its asset coverage as of June 30, 2015 are pulled from our Trial Balance and must be summed to agree directly to the financial statements.

The Staff also asked that we explain what the amounts that are deducted from “Non-Senior Liabilities” in the spreadsheet are and why they are being added back into total assets.

The Fund informs the Staff on a supplemental basis that the items are immaterial contra liabilities represented separately on our trial balance but are aggregated for financial statement presentation purposes. The Convert Debt LT – Accretion balance (cell M26) was added back as it was previously an offset to our Senior Convertible Notes balance. Changing the presentation from net to gross required the Fund to reallocate the balance from an offset of the senior security principal balance to contra liability.

2.	Comment: We refer the Fund to the Staff’s prior comment no. 21. Please confirm that the effect of any taxes accrued or paid during the year is included in the Fees and Expenses Table.

Response: The Fund confirms that the effect of any taxes accrued or paid during the year is included in the Fees and Expenses Table.

December 31, 2014 financial statements filed on Form 10-K on 3/2/2015 included in N-2

Page F-3 Consolidated Balance Sheets

3.	Comment: We refer the Fund to the Staff’s prior comment no. 16. Please advise the Staff supplementally how long the escrow receivables in “Other Assets” have been on the Fund’s balance sheet. Please include escrow receivables that are fair valued in the Fund’s fair value hierarchy chart.

Response: The Fund informs the Staff on a supplementary basis that escrow receivables have been included as a component of “Other Assets” beginning in January of 2013. The Fund has revised its disclosure in response to the Staff’s comment.

The Fund further informs the Staff on a supplemental basis that its escrow receivables expected collectability / maturity dates range from past due to 18 months. The Funds escrow receivables have been outstanding from between 3 to 48 months and the Fund assesses the collectability of its escrow receivables on at least a quarterly basis.

U.S. Securities and Exchange Commission

Attention: Mr. James O’Connor, Senior Counsel

Ms. Christina D. Fettig, Senior Accountant

Page F-5 Consolidated Statements of Operations

4.	Comment: We refer the Fund to the Staff’s prior comment no. 18. Please include the disclosure identifying the components of fee income that is currently included in the prospectus in the Financial Statements or the Notes thereto.

Response: The Fund has revised its disclosure in response to the Staff’s comment.

Pages F-8 - F-23 Consolidated Schedule of Investments

5.	Comment: We refer the Fund to the Staff’s prior comment no. 25. On a going-forward basis, for investments that provide for an exit fee please include the details of such exit fee in the Schedule of Investments.

Response: The Fund has revised its disclosure in response to the Staff’s comment.

Pages F-40- F-78- Notes to Consolidated Financial Statements

6.	Comment: Note 9- Financial Highlights- We reissue, in part, the Staff’s prior comment no. 29. Please disclose the portfolio turnover rate.

Response: The Fund has revised its disclosure in response to the Staff’s comment.

7.	Comment: We refer the Fund to the Staff’s prior comment no. 30. Please confirm supplementally that the Fund will include the total expense ratio in the body of the financial highlights table rather than an operating expense ratio, which does not include the effect of the loss on debt extinguishment.

Response: The Fund has revised its disclosure in response to the Staff’s comment.

U.S. Securities and Exchange Commission

Attention: Mr. James O’Connor, Senior Counsel

Ms. Christina D. Fettig, Senior Accountant

8.	Comment: Note 10- Commitments and Contingencies- We reissue the Staff’s prior comment no. 31. Please disclose each unfunded commitment separately by portfolio company. Please confirm that the unfunded commitments are accounted for in accordance with the comments discussed at the January 2006 AICPA Expert Panel Meeting:

In making senior loan investments, the RIC might make commitments to provide funding for a loan prior to it being issued or commit to additional amounts beyond the existing funded portion.

Such unfunded commitments might create a value to the RIC different from the underlying commitment, which would create unrealized appreciation or depreciation.

For each unfunded commitment, the RIC should disclose the amount and extended value of the unfunded commitment as of the date of the reporting period.

The RIC may provide this disclosure by including a listing of unfunded commitments by senior loan in a separate schedule located within the schedule of investments or within the notes to the schedule of investments or notes to the financial statements.

Alternatively, the RIC may state the amount and extended value of the unfunded commitment within a footnote attached to each senior loan.

The EP noted that the effect of such valuation changes should be recognized in determining the net asset value of the RIC even in situations in which the entire unfunded commitment itself is not reflected as a liability because it does meet the FASB Statement No. 5 requirements.

Response: The Fund has revised its disclosure in response to the Staff’s comment to include a schedule of the Fund’s unfunded commitments and revolving loans by obligor, which are available at the request by the portfolio company.

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U.S. Securities and Exchange Commission

Attention: Mr. James O’Connor, Senior Counsel

Ms. Christina D. Fettig, Senior Accountant

At the time the Fund requests acceleration of the effective date of the Registration Statement, it will furnish a letter to the SEC acknowledging that:

•	should the Commission or the staff, acting pursuant to delegated authority, declare the filing effective, it does not foreclose the Commission from taking any action with respect to the filing;

•	the action of the Commission or the staff, acting pursuant to delegated authority, in declaring the filing effective, does not relieve the Fund from its full responsibility for the adequacy and accuracy of the disclosure in the filing; and

•	the Fund may not assert this action as defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

*            *             *

If you have any questions or additional comments concerning the foregoing, please contact me at (202) 383-0218.

Sincerely,

/s/ Cynthia M. Krus
Cynthia M. Krus

Period	Total Senior Securities for 200% test	Total Assets for 200% test	Asset Coverage %
December 31, 2014	$436,387,644	$1,095,251,975	251%